

Mail Stop 7010

December 29, 2006

<u>via U.S. mail and facsimile</u>

Bruno Lafont
Group Chief Executive Officer
Lafarge
61, rue des Belles Feuilles
75116 Paris
France

> **RE: Lafarge**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed March 24, 2006**
> **File No. 1-15218**

Dear Mr. Lafont:

　　We have reviewed your response letter dated October 23, 2006 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to prior comment one and the statement that you are aware that certain US investors are subject to investment limitations with regard to companies that do business with Syria and Sudan. Please expand your materiality analysis to discuss whether, to the best of your knowledge, such limitations have affected your own security holders or potential investors, including whether, and the extent to which, security holders have divested your shares due to such limitations. If you are aware of such divestments, please explain how they factored into your conclusion that your contacts with Syria and Sudan are qualitatively immaterial to your operations, reputation and share value.

2. Please also discuss whether the governments of Syria and Sudan, or entities controlled by them, act as intermediaries or receive financing in connection with your operations.

Report of independent registered public accounting firms, page 124

3. We note your response to prior comment five regarding the clarification of responsibility in your auditors' reports with respect to the examination of the effectiveness of the internal control over financial reporting related to the conversion LaFarge North America for the purposes of the IFRS reporting and the US GAAP reconciliation in your consolidated financial statements. In particular, we note that beginning in fiscal 2006, your two auditors will issue a joint audit report encompassing your consolidated financial statements. Accordingly, we have no further comment at this time. However, please be advised that in situations where there is a division of responsibility amongst your auditors, we expect the audit reports to clarify which auditor is responsible for the internal control over financial reporting associated with the conversion of a subsidiary's financial statements to the primary GAAP (i.e. IFRS) and for the purposes of the US GAAP reconciliation.

Consolidated statements of income, page F-4

4. We note your response to comment seven in our letter dated September 12, 2006. We continue to have concerns about your income statement presentation and the related policy disclosure. While we understand the general rationale under IAS 1 for a subtotal within "operating income," we note that investors are unlikely to understand the distinction between the "current operating income" and "operating income" captions, as the "current operating income" caption contains no information that distinguishes the attribute(s) it is intended to present.

    With respect to your accounting policy for your current operating income, you only disclose that this measure is an element of the main performance indicator used by you. However, this disclosure does not explain how you use this measure and why you believe it is useful to investors. Further, it is unclear what your policy is for determining the items presented above and below the subtotal, and what the defining features of those items are. We have a concern that your stated policy does not allow an investor to understand why particular items have been shown below the subtotal, nor to understand how management will classify a particular item that arises in the future. In addition, from your response, it is unclear what you mean by stating that amounts excluded from your current operating income are not representative of your "core operating activities." Also, your response indicates that the items below the subtotal are unusual, abnormal or infrequent, and thus have little predictive value per paragraph 39 of the IASB Framework. However, it is unclear how certain of the items meet those conditions. In particular, the majority of the items excluded have occurred during each of the periods presented.

As such, if you continue to present this measure in future filings, revise the title of your "current operating income" measure to be more reflective of what the measure represents, such as "operating income before gains on sales of businesses and long-term assets, impairment losses, restructuring costs, litigations, and other." In addition, please revise your policy note in future filings to address the following:

- Provide a more descriptive policy that explains how you determine which items/transactions are included within the measure and which are excluded. If you indicate in your revised policy disclosures that excluded items are those items that are unusual, abnormal or infrequent, and thus have little predictive value, clarify how each excluded item meets those conditions, as the majority of the excluded items have occurred during each of the periods presented.

- Describe the manner in which you use this measure to conduct or evaluate you business.

- Describe the economic substance behind your decision to use this measure.

- Disclose the material limitations associated with use of this measure. For example, given that you are a capital intensive business, explain the limitations of a measure that excludes impairment losses.

- Disclose the manner in which you compensate for these limitations.

- Disclose the substantive reasons why you believe this measure provides useful information to investors.

In addition, please revise your US GAAP note in future filings to clarify that there is no comparable measure under US GAAP.

In your response, please provide us with a draft of your proposed disclosures in future filings.

5. We note your response to comment nine in our letter dated September 12, 2006. However, it remains unclear as to why you have not disclosed your changes in inventories of finished goods and work in progress, as well as raw materials and consumables used. It does not appear that these amounts would equal the amount of your cost of sales. Please refer to the example of the types of expenses under the nature of expense method in paragraph 91 of IAS 1. Accordingly, please clarify your response or include disclosure of these amounts in future filings.

Summary of significant accounting policies

(l)1) Impairment of long-lived assets – goodwill, page F-12

6. We note your response to prior comment 17 in our letter dated September 12, 2006. You state that *detailed* [emphasis added] information below the level of your 115 CGUs is not available. Please help us understand the nature of the information that is available below the level of your 115 CGUs. Please also help us understand why you believe that this information is not indicative of how management monitors your operations.

Note 22 – Income taxes, page F-38

7. We note your response to comment 28 in our letter dated September 12, 2006. With respect to the disclosures required by paragraph 81(f) of IAS 12, we note your assertion that you have no plans to take actions which would result in a current tax obligation associated with your investments. Accordingly, you believe this information is not material. However, the purpose of paragraph 81(f) of IAS 12 is to require disclosures of the temporary differences associated with your investments, specifically in the circumstances you describe (i.e. where a company has no probable plans to take actions which would result in a current tax obligation, as discussed in paragraph 39(b) of IAS 12). Further, paragraph 81(f) does not provide an exception to the disclosure requirement based on whether the information is readily available. Accordingly, we urge you to reconsider the disclosure requirements in paragraph 81(f) of IAS 12 and take the appropriate steps to obtain this information for disclosure in future filings.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Nili Shah at (202) 551-3255 or me at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant